Exhibit 99.1

CANADIAN IMPERIAL BANK OF COMMERCE

Earnings Coverage on Subordinated Indebtedness and Deposits underlying Capital Trust Securities as at January 31, 2021

Interest requirements based on subordinated indebtedness and deposits underlying Capital Trust securities were $179 million for the 12-month period ended January 31, 2021. Earnings before income taxes and interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended January 31, 2021, were $5,630 million, which was 31.4 times our interest requirements as described above.

This ratio is calculated on the basis of amounts derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the 12-month period ended January 31, 2021. The ratio reported is not defined by IFRS and does not have any standardized meaning under IFRS and thus may not be comparable to similar measures used by other issuers.

In calculating the ratio, non-controlling interests were adjusted to before-tax equivalents using the applicable effective income tax rates.